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04036108

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Nippon Steel Corp.

*CURRENT ADDRESS

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5725 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/10/04

79th Term Business Report

File No. 82-5175



**Nippon Steel Corporation**
**79th Term Business Report**
**April 1, 2003 to March 31, 2004**

AR/S
3-31-04

**Nippon Steel Corporation**
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071
Tel.: +81-3- 3242-4111

## Report of Operations
## 79th Term: From April 1, 2003 to March 31, 2004

### 1. Review of Operations
### (1) General Review
### (Progress and results of business operations and tasks ahead)

**The Japanese Economy and the Steel Industry**

The Japanese economy during fiscal 2003 showed a steady recovery, buttressed by a high level of exports primarily to Asia, a rally in private capital investment and other favorable factors.

In the steel industry, domestic steel demand for the construction industry remained sluggish; however, for automobile, shipbuilding and industrial machinery industries, each of which enjoyed brisk overseas demand, domestic demand for steel maintained a relatively firm pace. Steel exports also remained high, reflecting robust demand in China.

Under these circumstances, national crude steel production during fiscal 2003 increased by 1.19 million tons over the previous year to reach 110.98 million tons. Similarly, crude steel production at Nippon Steel rose by 0.24 million tons to a total of 30.14 million tons.

**Management Policies**

In this operating environment, Nippon Steel made its best endeavors to carry out the Medium-Term Consolidated Business Plan* (fiscal 2003 to 2005).

* The consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion, return of sales of around 9%, return of assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion.

**• Steelmaking and Steel Fabrication**

The worldwide availability of raw materials, fuels and freight capacity steeply contracted due to active demand in China. Amid soaring costs for raw materials, fuel and ocean freight, Nippon Steel worked to fine-tune production and shipments to meet demand, while also continuing efforts to improve both domestic and export prices for steel. At the same time, the company joined its group companies in a maximum effort to improve profitability.

In the area of equipment investments, successive steps are being taken to acquire a better balance in production, including the relining of blast furnaces (No. 4 blast furnace at Kimitsu Works completed in May 2003, and No. 2 blast furnace at Oita Works completed in May 2004).

Research and development efforts primarily targeted stronger international competitiveness, the development of highly differentiated products, and a commitment to environmental preservation and energy conservation. In automotive applications, the world saw the first commercialized development of 60 and 80 kgf/mm$^2$-class hot-dip iron-zinc alloyed steel sheets of the TRIP (transformation-induced plasticity) type with excellent formability and impact energy-absorbing properties. The technology for effectively utilizing plastic waste in the coke ovens used in ironmaking (a technology that is highly beneficial in creating a resources recycling-oriented society) was awarded the Fiscal 2003 Invention Prize by the Japan Institute of Invention and Innovation. In addition, the continuous subterranean steel diaphragm wall method that was developed for applications in the civil engineering and building construction fields won high acclaim.

Sustained emphasis was placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Nippon Steel and Sumitomo Metal Industries, Ltd. integrated their stainless steel businesses through a new company named Nippon Steel & Sumikin Stainless Steel Corporation that was jointly established (joint *Shinsetsu Bunkatsu*) on schedule in October 2003. Overseas, Nippon Steel signed a Joint Venture Agreement with Baoshan Iron & Steel Co., Ltd. of China and Arcelor of the EU to establish a company on Baoshan Iron & Steel's premises (Shanghai) to manufacture and sell automotive steel sheets. Nippon Steel continues, with Arcelor, to conduct joint R&D in the area of automotive steel sheets and joint technological approach in response to world-car projects of automobile makers. Nippon Steel also reached an agreement with the Ispat Group, a longtime partner in Nippon Steel's joint ventures in the U.S. to manufacture cold-rolled and coated steel sheets, to establish a closer alliance aimed at enhancing the ability of these joint ventures to respond to the needs of North American automakers and other customers. Further, the strategic alliance between Nippon Steel and POSCO of Korea has led to their support for consolidation of operations of a coal mine in Australia in which Nippon Steel has equity interests and another Australian coal mine in which POSCO has equity interests. The consolidation was agreed in February 2004.

In the procurement of raw materials, a worldwide tightening of supply and demand for steel raw materials has been caused by brisk demand in China and other countries. To cope with this, basic agreements were reached with Rio Tinto (Australia and the U.K.) on creating a comprehensive alliance involving Nippon Steel's acquisition of interests in and the development of iron ore and coking coal mines in Australia and conclusion of long-term contracts for such raw materials. Nippon Steel anticipates that the basic agreements will ensure the stable supply of steel raw materials over medium- to long-term basis and also establish a closer relationship with Rio Tinto in a wide range of areas including cooperation on marine transportation. Nippon Steel also came to an agreement with Kanematsu Corporation and Tianjin Tiantie Coking and Chemical Co., Ltd., a company from which Nippon Steel procures coke in China, on the establishment of a joint venture in Tianjin City, China to manufacture and sell coke.

As for Nippon Steel's strategies for the operation of all Nippon Steel Group companies, efforts on stronger consolidated management and "selection and concentration" of management resources in core businesses were accelerated in fiscal 2003. An agreement was reached in April 2004 to transform three consolidated subsidiaries into wholly owned subsidiaries of Nippon Steel in July 2004, through share-for-share exchange *(Kabushiki Kokan)* using Nippon Steel's treasury stocks. These companies are Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd., each of which functions as a core company of the Nippon Steel Group vis-à-vis activities in markets for steel sheets used as building materials, steel pipe and tubes, and fabricated products used in building construction and civil engineering, respectively. However, in order for these companies to continue making strides in the future, it was determined that a still stronger alliance had to be established in which each company was more closely integrated with Nippon Steel than ever before. In addition, business integration is being actively promoted among Nippon Steel Group companies, mainly those engaged in sales and processing of steel products.

- **Engineering and Construction**

In the engineering and construction sector, a severe operating environment in the domestic market still prevails due primarily to prolonged stringency in public works expenditures. Under these circumstances, Nippon Steel is strengthening the development and promotion of customer-oriented solution projects that meet both social and client needs. These efforts were rewarded with new orders, including one in the environmental field that was placed by Kitakyushu City for a large direct waste melting and recycling plant and another in the construction field for the No. 7 Central Government building—one of the largest private finance initiative (PFI) projects in the country.

Overseas, Nippon Steel has steadily secured orders for oil and natural gas development projects in Sakhalin, Russia, and other Asian districts. At the same time, stepped-up marketing has been promoted in China by capitalizing on a newly established subsidiary involved in steel plant business.

Further, Nippon Steel is making steady progress in implementing various energy related solution businesses, which include retail electricity sales and wind power generation.

- **Urban Development**

Nippon Steel City Produce, Inc. is using its unique capabilities as a developer to promote various urban development projects. These include the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka, both of which utilize company-owned lands. Nippon Steel City Produce is also committed to projects involving asset reevaluation in the redevelopment of underutilized urban areas and to condominium sales mainly in Tokyo metropolitan areas and the Kansai district.

**• Chemicals and Nonferrous Materials**

Nippon Steel Chemical Co., Ltd., which became a wholly owned subsidiary of Nippon Steel in July 2003, spearheads the chemicals operations of the Nippon Steel Group. Following its inception as a coal chemicals business, this company has developed to include fields of petrochemical products and electronics materials into which it has preferentially injected management resources. These include ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in Japan in terms of profitability. In March 2004, Nippon Steel Chemical signed two basic agreements, one for a joint venture to sell industrial gases and another for a joint venture to conduct tar operations. Thus, by pursuing a policy of selection and concentration in business, this company aims to improve and solidify its profit base.

In the area of new materials, a recovery in the major market of IT-related industries was a factor in favorable business operations. Metal foils for use mainly in suspension materials for hard disc drives served as a prime mover in this buoyancy. Another brisk sector was the area of semiconductor materials, including bonding wires and fillers for IC chips, which are prominently served by subsidiaries of Nippon Steel.

In titanium operations, aggressive efforts were directed at the acquisition of large-scale orders for construction materials in domestic and overseas projects and also at the development of new applications for titanium products, such as consumer goods and mufflers for two-wheeled vehicles.

In the area of silicon wafers, Nippon Steel sold all of its equity holdings (45% of the outstanding shares) in Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker Group.

**• System Solutions**

The operating environment of the system solutions business continues to be tight, marked by customers strict selection of system solutions projects, fiercer competition with other system solutions companies and declining prices. In this environment, NS Solutions Corporation, a subsidiary of Nippon Steel, has made full use of advanced business-operations knowledge and information systems technology to help clients solve problems, thereby winning high market acceptance.

In addition, NS Solutions has reinforced its commitment to solidifying its business foundations and to improving competitiveness. While strengthening the functions of a special team dedicated solely to assist the formulation of an IT strategy, the company has built an integrated lifecycle support structure for its systems that extends from consulting to development, management and maintenance. At the same time, the company has enhanced the activities to ensure precise management of project risks while also promoting solution activities focused on the pursuit of higher development productivity.

**• Other Businesses: Electric Power Supply, Services and Others**

Nippon Steel supplies wholesale electricity to electric power companies from its Yawata, Muroran, Kamaishi, Hirohata and Oita Works.

The gas holder explosion that occurred at Nagoya Works in September 2003 caused great anxiety among nearby residents, customers and many other relevant persons. In April 2004, a new gas holder equipped with advanced safety and anti-disaster devices went into full-scale operation. Henceforth, Nippon Steel firmly resolves to enhance its commitment to safety and disaster prevention based on its experience of this accident.

In January 2004, the Fair Trade Commission of Japan ordered Nippon Steel to take elimination measures in respect of the sales activities of cold-rolled stainless steel sheets. Nippon Steel firmly resolves to demand compliance with laws and to procure ethical business conduct.

**Sales and Revenues**

Among the foregoing factors, domestic and overseas improvements in the sale prices in the steelmaking and steel fabrication sector and cost curtailments that exceeded expectations in the Medium-Term Consolidated Business Plan were particularly influential. Together, they more than offset adverse factors such as the upward spiral in market prices for raw materials and the gas holder explosion at Nagoya Works. As a result, non-consolidated sales for fiscal 2003 advanced to ¥1,861.8 billion, an increase of ¥72.1 billion over the previous year; operating profits rose to ¥162.9 billion, or a gain of ¥70.6 billion over the previous year; and ordinary profits rose to ¥117.6 billion, or an increase of ¥69.3 billion over the previous year. Due to a special loss of ¥34.2 billion credited to impairment for fixed assets and other reasons, non-consolidated net income for fiscal 2003 came to ¥51.2 billion before income taxes and to ¥31.1 billion after taxes, an improvement of ¥51.6 billion over the previous year.

As for consolidated operations, consolidated sales for fiscal 2003 came to ¥2,925.8 billion, or a gain of ¥176.5 billion over the previous year. Consolidated operating profits were ¥224.4 billion, or an increase of ¥81.5 billion over the previous year; consolidated ordinary profits were ¥172.8 billion, or a gain of ¥103.9 billion over the previous year; and consolidated net income was ¥41.5 billion, an improvement of ¥93.2 billion over the previous year.

Nippon Steel Group has been striving to advance the implementation of a series of accounting reforms. Starting with the 2003 fiscal year accounts, the group applied the accounting principles to the impairment for fixed assets earlier than mandated, thereby enhancing both the soundness of the group's financial structure and the transparency of its financial information.

**Capital Procurement**

Nippon Steel made every effort to reduce interest-bearing debts using cash flows arising from operating activities. At the same time, in order to procure the capital required for cash payments such as the redemption of loans and the repayment of long-term loans, Nippon Steel closely monitored developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans.

Nippon Steel also remained committed to improving its consolidated financial structure by proceeding with the liquidation of consolidated asset holdings, such as the assignment of mortgage loans for employees. As a result, the balance of interest-bearing debts outstanding at the end of fiscal 2003 was reduced to ¥1,561.2 billion, or an improvement of ¥310.6 billion from a year earlier—an achievement reached two years earlier than anticipated in the Medium-Term Consolidated Business Plan.

After carefully considering fiscal 2003 operating results, future prospects, the company's improved financial structure and other factors, Nippon Steel proposes to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

Nippon Steel decided not to pay bonuses to the directors and corporate auditors at the end of this fiscal year, as was the case in the previous year.

**Tasks Ahead**

Regarding the outlook of the Japanese economy, situations about the future of the Chinese economy and developments in foreign currency exchange rates require that they be closely watched. Nevertheless, a business recovery led mainly by exports and private capital investments can be expected.

In the Japanese steel industry, domestic demand for steel, especially among manufacturers, is expected to remain firm as a reflection of the recovery in private capital investments and buoyancy in external demand. Japanese steel exports will also see continued and active demand for the time being, especially from East Asia. It is feared, however, that the Japanese steel industry will be affected by worldwide shortfalls in the supply of steelmaking raw materials, together with upward spiraling prices, that will be caused by the ongoing rapid expansion of steel production in China.

In this environment, Nippon Steel will continue efforts to strengthen its technological development capabilities and its competitiveness in terms of quality. Concurrently, it will make every possible effort to fine-tune production to match demand. In addition, Nippon Steel, together with its group companies, will make managerial efforts to enhance profitability and accelerate to realize a sound financial structure. Based on our view that changes in the current global balance in the supply and demand of iron and steel products, triggered by the booming Chinese economy, not as short-lived but as a fundamental issue, Nippon Steel will ask its customers to fully understand this as it continues with efforts to improve steel prices.

A harsh operating environment is expected to persist in engineering and construction and other business sectors. Nippon Steel will focus its efforts on creating a stable profit foundation and strengthening its financial structure in these sectors.

Nippon Steel will aim for the following operating performance for fiscal 2004 (April 1, 2004 to March 31, 2005):

- **Consolidated Operating Performance**

(Billions of yen)

| | Net sales | Operating profit | Ordinary profit | Net income |
|---|---|---|---|---|
| Fiscal 2004 | 3,090 | 250 | 200 | 100 |
| 1st half of fiscal 2004 | 1,440 | 85 | 65 | 30 |

- **Non-Consolidated Operating Performance**

(Billions of yen)

| | Net sales | Operating profit | Ordinary profit | Net income |
|---|---|---|---|---|
| Fiscal 2004 | 1,920 | 200 | 150 | 80 |
| 1st half of fiscal 2004 | 900 | 75 | 55 | 30 |

In fiscal 2004 and beyond, Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year. The company will reward shareholders with dividends based on consideration of capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

## (2) Sales Results

• Sales by segment

(Millions of yen)

| Term | | 78th term | | | 79th term (term under review) | | |
|---|---|---|---|---|---|---|---|
| Market / Product name | | (%) Domestic | (%) Export | (%) Total | (%) Domestic | (%) Export | (%) Total |
| Steel products | Sections | (9.6) 123,350 | (6.4) 31,811 | (8.7) 155,161 | (11.1) 147,296 | (4.2) 22,726 | (9.1) 170,023 |
| | Flat-rolled products | (42.6) 550,120 | (61.6) 307,726 | (47.9) 857,847 | (45.5) 601,128 | (66.4) 358,683 | (51.6) 959,811 |
| | Pipe and tubes | (5.0) 64,865 | (1.3) 6,308 | (4.0) 71,173 | (5.0) 66,137 | (1.1) 5,931 | (3.9) 72,068 |
| | Specialty steel products | (18.2) 234,466 | (22.6) 112,935 | (19.4) 347,401 | (16.6) 218,637 | (17.2) 92,978 | (16.7) 311,615 |
| | Secondary steel products | (1.4) 18,128 | (0.1) 343 | (1.0) 18,472 | (1.6) 21,336 | (0.0) 168 | (1.2) 21,504 |
| | Total | (76.8) 990,931 | (92.0) 459,124 | (81.0) 1,450,056 | (79.8) 1,054,535 | (88.9) 480,488 | (82.5) 1,535,023 |
| Pig iron, ingots and others | | (1.4) 18,604 | (0.1) 466 | (1.1) 19,071 | (1.6) 21,707 | (0.1) 571 | (1.2) 22,279 |
| Engineering and construction | | (16.9) 218,196 | (6.7) 33,719 | (14.1) 251,916 | (14.3) 188,847 | (9.9) 53,499 | (13.0) 242,347 |
| Chemicals and nonferrous materials, and electricity | | (4.9) 62,815 | (1.2) 5,847 | (3.8) 68,662 | (4.3) 56,314 | (1.1) 5,865 | (3.3) 62,179 |
| Total | | (100.0) 1,290,548 | (100.0) 499,158 | (100.0) 1,789,706 | (100.0) 1,321,404 | (100.0) 540,424 | (100.0) 1,861,829 |

• Exports by region

(Millions of yen)

| Term | 78th term | | 79th term (term under review) | |
|---|---|---|---|---|
| Asia | 377,368 | (75.6) % | 389,839 | (72.1) % |
| Middle and Near East | 20,832 | (4.2) | 23,392 | (4.3) |
| Europe | 21,031 | (4.2) | 42,719 | (7.9) |
| North America | 25,931 | (5.2) | 23,147 | (4.3) |
| Central and South America | 35,776 | (7.2) | 35,102 | (6.5) |
| Africa | 6,593 | (1.3) | 11,552 | (2.2) |
| Oceania | 11,624 | (2.3) | 14,670 | (2.7) |
| Total | 499,158 | (100.0) | 540,424 | (100.0) |

### (3) Raw Materials

• Purchase volume of iron ore and coking coal

(Ten thousand tons)

| Term | 78th term | | 79th term (term under review) | |
|---|---|---|---|---|
| Raw material / Region of Purchase | (%) Iron ore | (%) Coking coal | (%) Iron ore | (%) Coking coal |
| Asia | (12.7) 578 | (20.4) 445 | (10.0) 455 | (18.6) 396 |
| Europe | (—) — | (5.1) 111 | (—) — | (4.1) 88 |
| North America | (0.5) 25 | (16.0) 347 | (1.4) 65 | (13.2) 282 |
| Central and South America | (24.1) 1,102 | (—) — | (23.1) 1,052 | (—) — |
| Africa | (4.7) 213 | (—) — | (6.1) 275 | (—) — |
| Oceania | (58.0) 2,650 | (58.5) 1,274 | (59.4) 2,700 | (64.1) 1,365 |
| Total | (100.0) 4,568 | (100.0) 2,176 | (100.0) 4,547 | (100.0) 2,130 |

### (4) Plant and Equipment Investments

| State of invested facilities | Subject name |
|---|---|
| Major equipment and facilities completed during the term | Kimitsu: Relining of No. 4 blast furnace |
| Major plant and equipment investment continued during the term | Oita: Relining of No. 2 blast furnace<br>Kimitsu: New installation of dephosphorization treatment furnace at No. 2 steelmaking plant |

### (5) Capital Procurement

| Date of issue | Bonds | Total issues |
|---|---|---|
| April 14, 2003 | 1st unsecured bonds with early redemption clauses (limited number of subscribers) | ¥5 billion |
| June 4, 2003 | 49th unsecured bonds | ¥20 billion |
| June 4, 2003 | 50th unsecured bonds with early redemption clauses | ¥15 billion |

**(6) Changes in Production, Financial Performance, Assets and Dividends**

| Term | 76th term | 77th term | 78th term | 79th term (term under review) |
|---|---|---|---|---|
| Production (million tons) | | | | |
| Pig iron | 26.66 | 26.86 | 27.62 | 28.24 |
| Crude steel | 27.83 | 26.14 | 29.90 | 30.14 |
| Steel products | 26.23 | 25.49 | 28.22 | 28.40 |
| Net sales (¥billion) | 1,848.7 | 1,681.4 | 1,789.7 | 1,861.8 |
| Ordinary profit (¥billion) | 78.7 | 0.7 | 48.3 | 117.6 |
| Net income (loss) (¥billion) | 18.3 | (28.1) | (20.4) | 31.1 |
| Total assets (¥billion) | 2,884.5 | 2,738.9 | 2,588.6 | 2,652.3 |
| Shareholders' equity (¥billion) | 866.7 | 793.5 | 713.7 | 845.0 |
| Net income (loss) per share (Yen) | 2.69 | (4.13) | (3.02) | 4.62 |
| Net assets per share (Yen) | 127.33 | 116.58 | 107.15 | 124.99 |
| Cash dividends per share (Yen) (interim dividend included therein) | 1.50 (—) | 1.50 (—) | 1.50 (—) | *1.50 (—) |
| Payout ratio (%) | 55.6 | — | — | 32.5 |

Notes:
1. *Indicate the figure if the proposed plan for appropriation of profit for the 79th term is approved.
2. Numbers in parentheses indicate losses.
3. "Production of steel products" excludes consigned production and includes byproducts.
4. "Net income per share" is calculated based on the average number of shares issued during the term, and "Net assets per share" on the number of shares issued at the end of the term. Effective from the 77th term, the average number of shares issued during the term and the number of shares issued at the end of the term excludes the number of the treasury shares.

[77th Term]
Domestic demand during the term fell rapidly mainly from the construction and manufacturing industries. The environment surrounding export sales deteriorated in the wake of slower economic activity overseas and other adverse factors. Reflecting this situation, crude steel production for both the Japanese steel industry in general and Nippon Steel fell below the levels of the 76th term. Sales, too, failed to match those of the 76th term, due mainly to a persistent decline in steel prices through the first half of the term and beyond, in addition to curtailed production and shipments in response to sharply reduced demand. As for profit performance, despite the additional and advanced implementation of projected profit-improving measures, ordinary profits showed a steep decline from the 76th term, totaling ¥0.7 billion for the term under review. Further, while a special profit was recorded, including a gain on contribution of securities to employee retirement benefit trust and the deposition profit of reserve for repairs for blast furnaces, a special loss was also recorded, including a loss in the value of investments in securities and other factors, resulting in an inevitable net loss for this term of ¥28.1 billion. Total assets decreased as a whole from their level at the end of the 76th term. This was mainly attributable to a substantial decline in investments in securities incurred by an enforced reevaluation of listed securities, such as shares in financial institutions, as well as unlisted stock in subsidiaries and affiliates. Also affecting this was a decrease in the latent profit of listed stocks caused by declining market values.

[78th Term]
Although domestic steel demand as a whole remained sluggish, exports rose in response to robust demand in China and other East Asian countries. As a result, both national and Nippon Steel's crude steel productions during the 78th term surpassed those in the 77th term. Sales rose above the levels of the 77th term mainly due to increased shipments of steel products to the domestic automobile and shipbuilding industries and increased exports to East Asian markets. Supported by improved export prices and thorough cost reductions in addition to the increased shipments, ordinary profits rose to ¥48.3 billion, an increase over the 77th term. As for profit performance, while a special profit was posted, including a gain on the

sale of subsidiary stocks, special loss was also recorded, including allowance for loss on guarantees and loss on valuation of investments in securities. Consequently, a net loss of ¥20.4 billion was posted. Total assets as a whole decreased from their level at the end of the 77th term. This was primarily attributable to a decrease in investments in securities mainly due to the enforced reevaluation of listed securities and the decreased latent profit of these securities, and to the reduction in inventories and tangible fixed assets.

[79th Term: Term under Review]
The operating conditions for the term under review were as described in "(1) General Review" above. Total assets at the end of the 79th term as a whole increased from their level at the end of the 78th term. This resulted primarily from increase in latent profit in securities attributable to a recovery in the stock market despite a reduction in inventories and also in tangible fixed assets due to the early application of accounting principles to the impairment for fixed assets.

## 2. Outline of Nippon Steel (as of March 31, 2004)

### (1) Major Business Operations

| | | |
|---|---|---|
| Steel products | Sections | Rails, sheet piles, H-beams and other shapes; bars, bar-in-coils, low-carbon and high-carbon wire rods |
| | Flat rolled products | Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets; tinplate, tin-free steel, galvanized sheets and other metallic coated sheets, precoated sheets; electrical steel sheets |
| | Pipe and tubes | Seamless, butt-welded, electric-resistance welded, electric-arc welded, cold-drawn and coated pipe and tubes |
| | Specialty steel products | Stainless steel, machine structural carbon steel, structural alloy steel, spring steel, bearing steel, heat-resistant steel, free-cutting steel, piano wire rods, high-strength steel |
| | Secondary steel products | H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, steel sheet members for building structures |
| Pig iron, steel ingots and others | | Steelmaking pig iron, foundry pig iron; steel ingots, steel slag products |
| Engineering and construction | | Iron-and steelmaking plants, factory automation and distribution automation systems, rolls, industrial machinery, industrial furnaces; Resources recycling, environmental restoration solutions; Environmental plants, waterworks and water-treatment plants; Energy facilities, chemical plants, storage tanks, on-land and offshore pipelines; Energy-related solutions; Offshore structure fabrication/construction, civil engineering work, bridge fabrication/construction, pipe piling work; Building construction, steel-structure construction, trusses, standardized buildings, base-isolated and vibration-control devices; Urban redevelopment solutions; Iron- and steelmaking plant construction engineering, operation assistance, provision of iron- and steelmaking know-how |
| Chemicals and nonferrous materials | | Coal tar, ammonium sulfate; Rolled titanium products, aluminum products; Fine ceramic products, rolled metallic foils, metal catalyst carriers for cleaning automobile emissions, carbon-fiber composite products |
| Electricity | | Supply of electricity |

**(2) Major Plants, Research Institutes, Domestic Sales Offices and Overseas Offices**

| | |
|---|---|
| Plants | Yawata Works, Muroran Works, Kamaishi Works, Hirohata Works, Hikari Works, Nagoya Works, Sakai Works, Kimitsu Works, Oita Works, Tokyo Works, Hikari Pipe & Tube Division, Wakamatsu Plant, Metal Foil Plant (Hikari) |
| Research institutes | Steel Research Laboratories, Advanced Technology Research Laboratories and Environment & Process Technology Center (at Comprehensive Technology Center in Futtsu)<br>R&D Laboratories (in Yawata, Muroran, Hirohata, Nagoya, Kimitsu and Oita Works) |
| Domestic sales offices | Hokkaido, Tohoku, Niigata, Nagoya, Osaka, Chugoku, Kyushu<br>Muroran, Aomori, Akita, Morioka, Kamaishi, Koriyama, Chiba, Yokohama, Nagano, Toyama, Shizuoka, Gifu, Daio, Wakayama, Kobe, Okayama, Hikari, Takamatsu, Kitakyushu, Oita, Nagasaki, Kumamoto, Miyazaki, Kagoshima, Naha |
| Overseas offices | Düsseldorf, Sydney, Bangkok, São Paulo, Beijing, Shanghai, Guangzhou |

Notes:
1. Hokkaido, Tohoku, Chugoku and Kyushu Sales Offices are located in Sapporo, Sendai, Hiroshima and Fukuoka, respectively.
2. Nippon Steel U.S.A. Inc. performs office functions covering North America and Central America in New York, Chicago and Mexico.
3. Nippon Steel Southeast Asia Pte. Ltd. performs office functions covering Southeast Asia in Singapore.

**(3) Overview on Shares**

| | |
|---|---|
| • Total number of shares authorized to be issued: | 9,917,077,000 |
| • Number of shares issued: | 6,806,980,977 |
| • Number of shareholders: | 490,810 |
| • Acquisition, deposition and holding of owned shares | |
| (a) Acquired shares | |
| Number of ordinary shares | 431,530 |
| Total acquisition cost (¥) | 89,275,509 |
| (b) Deposited shares | |
| Number of ordinary shares | 100,114,663 |
| Total deposited cost (¥) | 13,619,401,491 |
| (c) Shares held at term-end | |
| Number of ordinary shares | 46,127,156 |

• Major shareholders

| Name | Number of shares held (Million) | Voting right percentage (%) | Investment by Nippon Steel in the relevant shareholders | |
|---|---|---|---|---|
| | | | Number of shares held (Million) | Voting right percentage (%) |
| Japan Trustee Services Bank, Ltd. | 602 | 9.0 | — | — |
| The Master Trust Bank of Japan, Ltd. | 440 | 6.6 | — | — |
| State Street Bank & Trust Company | 323 | 4.8 | — | — |
| Nippon Life Insurance Company | 238 | 3.6 | — | — |
| Trust & Custody Services Bank, Ltd. | 204 | 3.0 | — | — |
| Mizuho Corporate Bank, Ltd. | 179 | 2.7 | — | — |
| Meiji Yasuda Life Insurance Company | 159 | 2.4 | — | — |
| The Chase Manhattan Bank NA London | 148 | 2.2 | — | — |
| The Dai-ichi Mutual Life Insurance Company | 101 | 1.5 | — | — |
| The Tokyo Marine and Fire Insurance Co., Ltd.- | 92 | 1.4 | — | — |

Notes:

1. All shares included in the "number of shares held" for Japan Trustee Service Bank, Ltd., the Master Trust Bank of Japan, Ltd. and Trust & Custody Services Bank, Ltd. are shares relative to trust services.
2. Mizuho Corporate Bank, Ltd. holds 22 million shares (voting right percentage 0.3 %) of Nippon Steel that are placed in trusteed employee retirement benefit funds in addition to those listed above. Nippon Steel holds 6,000 shares of 11th type 11 preferred shares of Mizuho Financial Group, Inc., of which Mizuho Corporate Bank, Ltd. is a wholly-owned subsidiary.
3. Nippon Steel holds 385 shares (voting right percentage 0 %) of Millea Holdings, Inc., of which The Tokyo Marine and Fire Insurance Co., Ltd. is a wholly-owned subsidiary.

**(4) Subscription Rights for New Shares**

Subscription rights for new shares already in effect

2nd convertible bonds (issued on June 22, 1989)

| | |
|---|---|
| Outstanding convertible bonds (¥) | 98,729,000,000 |
| Class of shares to be issued through conversion | Ordinary shares |
| Convertible price (¥) | 898.60 |
| Price to be incorporated into the stated capital (¥) | 450 |

**(5) Major Creditors**

| Creditor | Balance of borrowings (Billions of yen) | Investment by the relevant creditor in Nippon Steel | |
|---|---|---|---|
| | | Number of shares held (Million) | Voting right percentage (%) |
| Meiji Yasuda Life Insurance Company | 92.0 | 159 | 2.4 |
| Nippon Life Insurance Company | 82.5 | 238 | 3.6 |
| The Dai-ichi Mutual Life Insurance Company | 68.0 | 101 | 1.5 |
| Sumitomo Life Insurance Company | 49.0 | 26 | 0.4 |
| Mizuho Corporate Bank, Ltd. | 34.5 | 179 | 2.7 |
| The Yamaguchi Bank, Ltd. | 31.3 | 10 | 0.1 |
| Taiyo Life Insurance Company | 29.3 | 0 | 0 |
| Sumitomo Mitsui Banking Corporation | 24.4 | 53 | 0.8 |
| The Bank of Tokyo-Mitsubishi, Ltd. | 23.3 | 51 | 0.8 |
| The Norinchukin Bank | 21.5 | — | — |

Note: The balance of borrowings from the Mitsubishi Trust and Banking Corporation, a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. along with the Bank of Tokyo-Mitsubishi, Ltd., is ¥1.0 billion.

**(6) Executive Management**

| Position and name | Business overseen or major role |
|---|---|
| **Representative Director and Chairman of the Board of Directors:** Akira Chihaya | |
| **Representative Director and President:** Akio Mimura | |
| **Representative Director and Executive Vice Presidents:** | |
| Jyujiro Yagi | Director, Engineering Divisions Group; oversees domestic sales offices |
| Toshio Yonezawa | Oversees corporate planning, general administration, business process innovation, personnel & labor relations, affiliated companies administration, overseas business development, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, new materials, silicon wafer, and overseas offices |
| Seiki Miyamoto | Oversees sales administration & planning, global marketing, project development, steel products, and machinery & materials; cooperates with Executive Vice President J. Yagi on domestic sales offices; cooperates with Executive Vice President T. Yonezawa on overseas offices |
| Yasushi Sawada | Director, Technical Development Bureau |
| Takashi Hirao | Oversees environmental management, intellectual property, technical administration & planning, and raw materials |
| **Managing Directors:** | |
| Nobuyoshi Fujiwara | In charge of corporate planning and accounting & finance (CFO) |
| Makoto Haya | Deputy Director, Engineering Divisions Group (planning & administration, project planning & development, Sagamihara research & development, plant & machinery, environment & waterworks solutions, building construction, and technical cooperation); in charge of new materials |
| Toshio Ochiai | Deputy Director, Engineering Divisions Group (energy facilities engineering, civil engineering & marine construction, and Sakhalin I EPC2-Project) |
| Hideki Furuno | General Superintendent, Yawata Works |
| Naoki Okumura | Director, Steel Research Laboratories, Technical Development Bureau |
| Kazuo Nagahiro | In charge of intellectual property and technical administration & planning; assists Executive Vice President S. Miyamoto on steel products |

| | |
|---|---|
| Hideaki Sekizawa | In charge of general administration and environmental management |
| Hiroshi Shima | General Superintendent, Muroran Works, Bar & Wire Rod Division |
| Shoji Muneoka | Director, Flat Products Division; in charge of sales administration & planning |
| Mitsuo Kitagawa | In charge of raw materials and machinery & materials |
| **Directors:** | |
| Koichi Nakamura | General Superintendent, Kimitsu Works |
| Tetsuo Imakubo | Director, Pipe & Tube Division; in charge of export; cooperates with General Manager, Brazil CGL Project Group on Brazil CGL Project |
| Bunyuu Futamura | General Superintendent, Nagoya Works |
| Kiichiro Masuda | General Manager, Sales Administration & Planning Div.; Director, Bar & Wire Rod Division; assists Executive Vice President T. Yonezawa on business process innovation |
| Hidemi Ohta | Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group |
| Katsutoshi Kurikawa | Director, Plate Division; Director, Structurals Division; in charge of project development and titanium |
| Junji Oota | General Manager, Corporate Planning Div.; General Manager, Affiliated Companies Administration Div.; Director, Silicon Wafer Division |
| Atsushi Takeda | General Manager, Osaka Sales Office |
| Yuki Iriyama | General Manager, Overseas Business Development Div.; General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project; General Manager, Brazil CGL Project Group |
| Itsuo Takahashi | General Superintendent, Oita Works |
| Keisuke Kuroki | General Manager, Business Process Innovation Div. |
| Tadashi Higashi | Director, Energy Facilities Engineering Division, Engineering Divisions Group |
| Yasuo Takeda | General Superintendent, Hirohata Works |
| Kizoh Hirayama | General Manager, Personnel & Labor Relations Div. |
| Kozoh Uchida | General Manager, General Administration Div. |
| Shinichi Taniguchi | General Manager, Accounting & Finance Div. |

| | |
|---|---|
| Masakazu Iwaki | Deputy General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group; assists Director, Flat Products Division on flat products; cooperates with General Manager, Brazil CGL Project Group on Brazil CGL Project; in charge of NSC I/N Project Technical Group |
| Yasuo Hamamoto | General Superintendent, Sakai Works, Structurals Division |
| Kenji Minami | General Manager, Technical Administration & Planning Div.; assists Executive Vice President T. Yonezawa on business process innovation |
| **Senior Corporate Auditor (full-time):**<br>Takeshi Yoshii | |
| **Corporate Auditors (full-time):**<br>Akira Shoga | |
| Muneyuki Higuchi | |
| **Corporate Auditors:**<br>Josei Itoh | Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Company |
| Hisashi Tanikawa | Professor Emeritus, Seikei University |
| Yoichi Kaya | Professor Emeritus, Tokyo University |

Note: The corporate auditors Josei Itoh, Hisashi Tanikawa and Yoichi Kaya are outside auditors provided for in Section 1, Article 18 of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc., of Kabushiki Kaisha.

The directors and corporate auditors who retired during the term under review are as follows:

| Position at retirement and name | Date of retirement | Business role at retirement |
|---|---|---|
| **Directors:** | | |
| Takashi Imai | June 26, 2003 | Senior Advisor |
| Tetsuo Seki | June 26, 2003 | Attached to the President |
| Makoto Kihara | June 26, 2003 | Attached to the President |
| Iwao Koyama | June 26, 2003 | Attached to the President |
| Okitsugu Mantani | June 26, 2003 | General Manager, Stainless Business Integration Project Group |
| Haruhiko Okumura | June 26, 2003 | Attached to the President |
| Hideki Saito | June 26, 2003 | Attached to the President |
| Motoyoshi Nishikawa | June 26, 2003 | Attached to the President |
| Nobuhiko Yoshida | June 26, 2003 | Attached to the President |
| Shinichi Kaminaga | June 26, 2003 | Attached to the President |
| Hiromu Fujii | June 26, 2003 | Attached to the President |
| Tetsuo Eto | June 26, 2003 | Director, Stainless Steel Division; General Superintendent, Hikari Works, Stainless Steel Division; Deputy General Manager, Stainless Business Integration Project Group |

The executive management of Nippon Steel consists of the following directors and auditors as of April 1, 2004.

| Position and name | Business overseen or major role |
|---|---|
| **Representative Director and Chairman of the Board of Directors:** Akira Chihaya | |
| **Representative Director and President:** Akio Mimura | |
| **Representative Director and Executive Vice Presidents:** | |
| Jyujiro Yagi | Director, Engineering Divisions Group; oversees domestic sales offices |
| Toshio Yonezawa | Oversees corporate planning, general administration, business process innovation, personnel & labor relations (excluding safety and health), overseas business development, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, new materials, and overseas offices |
| Seiki Miyamoto | Oversees sales administration & planning, global marketing, project development, steel products, and machinery & materials; cooperates with Executive Vice President J. Yagi on domestic sales offices; cooperates with Executive Vice President T. Yonezawa on overseas offices |
| Yasushi Sawada | Director, Technical Development Bureau |
| Takashi Hirao | Oversees safety and health in personnel & labor relations, environmental management, intellectual property, technical administration & planning, technical cooperation, and raw materials |
| **Managing Directors:** | |
| Nobuyoshi Fujiwara | In charge of corporate planning and accounting & finance (CFO) |
| Makoto Haya | Deputy Director, Engineering Divisions Group (planning & administration, steel plant & environmental engineering, and building construction); in charge of new materials |
| Toshio Ochiai | Deputy Director, Engineering Divisions Group (project planning & development; energy facilities, civil engineering & marine construction) |
| Hideki Furuno | General Superintendent, Yawata Works |
| Naoki Okumura | Director, Steel Research Laboratories, Technical Development Bureau |
| Kazuo Nagahiro | In charge of intellectual property, technical administration & planning and technical cooperation; assists Executive Vice President S. Miyamoto on steel products |

| | |
|---|---|
| Hideaki Sekizawa | In charge of general administration and environmental management |
| Hiroshi Shima | General Superintendent, Muroran Works, Bar & Wire Rod Division |
| Shoji Muneoka | Director, Flat Products Division; in charge of sales administration & planning; assists Executive Vice President T. Yonezawa on Shanghai-Baoshan Cold-rolled & Coated Steel Sheet Products Project |
| Mitsuo Kitagawa | In charge of raw materials, and machinery & materials |
| Koichi Nakamura | General Superintendent, Kimitsu Works |
| **Directors:** | |
| Tetsuo Imakubo | Director, Pipe & Tube Division; in charge of export; cooperates with General Manager, Brazil CGL Project Group on Brazil CGL Project |
| Bunyuu Futamura | General Superintendent, Nagoya Works |
| Kiichiro Masuda | General Manager, Sales Administration & Planning Div.; Director, Bar & Wire Rod Division; assists Executive Vice President T. Yonezawa on business process innovation |
| Hidemi Ohta | Director, Energy Facilities, Civil Engineering & Marine Construction Division, Engineering Divisions Group |
| Katsutoshi Kurikawa | Director, Plate Division; Director, Structurals Division; in charge of project development and titanium |
| Junji Oota | General Manager, Corporate Planning Div. |
| Atsushi Takeda | General Manager, Osaka Sales Office |
| Yuki Iriyama | General Manager, Overseas Business Development Div.; General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project; General Manager, Brazil CGL Project Group |
| Itsuo Takahashi | General Superintendent, Oita Works |
| Keisuke Kuroki | General Manager, Business Process Innovation Div. |
| Tadashi Higashi | Cooperates with Director, Energy Facilities, Civil Engineering & Marine Construction Division, Engineering Divisions Group on energy facilities, civil engineering & marine construction |
| Yasuo Takeda | General Superintendent, Hirohata Works |
| Kizoh Hirayama | General Manager, Personnel & Labor Relations Div. |
| Kozoh Uchida | General Manager, General Administration Div. |

| | |
|---|---|
| *Shinichi Taniguchi* | *General Manager, Accounting & Finance Div.* |
| Masakazu Iwaki | Deputy General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group; assists Director, Flat Products Division on flat products; cooperates with General Manager, Brazil CGL Project Group on Brazil CGL Project; in charge of NSC I/N Project Technical Group |
| Yasuo Hamamoto | General Superintendent, Sakai Works, Structurals Division |
| Kenji Minami | General Manager, Technical Administration & Planning Div.; cooperate with General Manager, Personnel & Labor Relations Div. on safety and health in personnel & labor relations; assists Executive Vice President T. Yonezawa on business process innovation |
| **Senior Corporate Auditor (full-time):** Takeshi Yoshii | |
| **Corporate Auditors (full-time):** Akira Shoga | |
| Muneyuki Higuchi | |
| **Corporate Auditors:** Josei Itoh | Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Company |
| Hisashi Tanikawa | Professor Emeritus, Seikei University |
| Yoichi Kaya | Professor Emeritus, Tokyo University |

• Remunerations and other payments in consideration of services performed

| Kind of payment | | Payment in the term (¥) |
|---|---|---|
| Directors | Remunerations | 1,047,470,000 |
| | Retirement bonus | 1,942,200,000 |
| Corporate auditors | Remunerations | 85,440,000 |
| | Retirement bonus | |

*Note: Remunerations to directors include the amount of salary (including bonuses) paid to directors who work concurrently as employees and directors for services rendered in their capacities as employees.*

**(7) Employee Data**

• Number of employees

| Division | Number of employees | Division | Number of employees |
|---|---|---|---|
| Head office | 975 | Engineering Divisions Group | 1,336 |
| Yawata Works | 2,517 | New Materials Division and Silicon Wafer Division | 80 |
| Muroran Works | 476 | Technical Development Bureau | 738 |
| Kamaishi Works | 144 | Domestic sales offices | 421 |
| Hirohata Works | 1,048 | Overseas offices | 29 |
| Hikari Pipe & Tube Div. | 207 | Total | 15,138 |
| Nagoya Works | 2,619 | | |
| Sakai Works | 186 | | |
| Kimitsu Works | 2,820 | | |
| Oita Works | 1,449 | | |
| Tokyo Works | 93 | | |

Notes:

1. The number of employees does not include 44 employees who have been seconded from other companies (6 to the head office, 20 to Yawata Works, 3 to Hirohata Works, 11 to Nagoya Works and 4 to Engineering Divisions Group).
2. The number of employees does not include 6,311 employees who have been seconded to other companies.
3. The number of employees at the end of fiscal 2003 declined by 1,343 compared with the previous fiscal year-end total of 16,481 persons.

• Average age of employees 41.8 years old
• Average employment years 21.9 years

**(8) Overview of Important Business Relations**

• Important subsidiaries and affiliates

(Steelmaking and steel fabrication)

| Company name | Paid-in capital (Millions of yen) | Voting right percentage (%) | Principal business |
|---|---|---|---|
| Nittetsu Steel Sheet Corporation | 11,019 | 57.8 | Manufacture and sale of galvanized sheets, pre-painted galvanized sheets, coated sheets and building materials |
| Hokkai Iron & Coke Co., Ltd. | 9,255 | 80.0 | Manufacture and sale of pig iron, blast-furnace slag, coke, etc. |
| Osaka Steel Co., Ltd. | 8,769 | * 61.7 | Manufacture and sale of shapes, deformed bars, fabricated steel products and billets |
| Nippon Steel Metal Products Co., Ltd. | 5,912 | * 83.6 | Manufacture and sale of structural materials for buildings and civil engineering, pre-painted galvanized sheets, steelmaking fluxes and CC powder |
| Nippon Steel & Sumikin Stainless Steel Corporation | 5,000 | 80.0 | Manufacture and sale of stainless steel |
| Nittetsu Steel Pipe Co., Ltd. | 3,497 | * 57.0 | Manufacture, painting and sale of pipes and tubes |
| Nippon Steel Logistics Co., Ltd. | 2,238 | * 59.7 | Ocean and land transportation, warehousing |

| | | | |
|---|---|---|---|
| Nippon Steel Shipping Co., Ltd. | 2,227 | 76.0 | Ocean transportation |
| Nippon Steel Welding Products & Engineering Co., Ltd. | 2,200 | 68.2 | Manufacture and sale of welding materials and apparatus |
| Nippon Steel Drum Co., Ltd. | 1,654 | * 55.3 | Manufacture and sale of drums |
| Nippon Steel Blast Furnace Slag Cement Co., Ltd. | 1,500 | 100.0 | Manufacture and sale of cement and slag products |
| Nittetsu Cement Co., Ltd. | 1,500 | 85.0 | Manufacture and sale of cement |
| Nittetsu Elex Co., Ltd. | 1,032 | 90.3 | Design, maintenance and construction related to electrical instrumentation apparatus |
| Nippon Steel Transportation Co., Ltd. | 500 | * 87.8 | Harbor and land transportation, cargo handling |
| Nippon Steel U.S.A., Inc. | US$ 22 million | 100.0 | Investment and financing in business entities and information gathering in the United States |
| Nippon Steel Australia Pty. Limited | AU$21 million | 100.0 | Sydney Office (local firm), participation in mining business in Australia |
| Siam Nippon Steel Pipe Co., Ltd. | Thai Baht 779 million | 60.8 | Manufacture and sale of electrical-resistance welded pipe and tubes for machine structural applications |
| Nichia Steel Works Ltd. | 8,604 | 24.5 | Manufacture and sale of wire rods, bolts and pre-painted galvanized sheets |
| Japan Casting & Forging Corp. | 6,000 | 42.0 | Manufacture and sale of castings, forgings, ingots, billets, etc. |
| Krosaki Harima Corporation | 5,537 | 45.6 | Manufacture and sale of refractories and construction of furnaces |
| Taihei Kogyo Co., Ltd. | 5,468 | * 38.0 | Execution of civil engineering and construction, manufacture and installation of machinery and equipment, ironmaking operations |
| Geostr Corporation | 3,352 | * 26.1 | Manufacture and sale of concrete products for civil engineering and construction |
| Daiwa Can Company | 2,400 | 33.4 | Manufacture and sale of metallic, plastic and paper containers |
| Seitetsu Unyu Co., Ltd. | 2,000 | 30.5 | Harbor and land transportation, cargo handling |
| Sanko Metal Industrial Co., Ltd. | 1,980 | * 17.3 | Manufacture, processing, construction and sale relating to metallic roofs, building materials, etc. |
| Suzuki Metal Industry Co., Ltd. | 1,200 | 22.2 | Manufacture and sale of wire rod fabricated products |
| Sanyu Co., Ltd. | 1,028 | * 17.4 | Manufacture and sale of cold-finished bars and cold-heading wire |
| The Siam United Steel (1995) Company Limited | Thai Baht 9,000 million | 36.3 | Manufacture and sale of cold-rolled steel sheets |
| Guangzhou Pacific Tinplate Co., Ltd. | US$36 million | 27.3 | Manufacture and sale of tinplate |

(Engineering and construction)
No important subsidiaries and affiliates

(Urban development)

| | | | |
|---|---|---|---|
| Nippon Steel City Produce, Inc. | 5,750 | 100.0 | Sale, purchase and lease of real estates |

(Chemicals and nonferrous materials)

| | | | |
|---|---|---|---|
| Nippon Steel Chemical Co., Ltd. | 5,000 | 100.0 | Manufacture and sale of coke and chemical products, and electronic components |
| Yutaka Electric Mfg. Co., Ltd. | 1,250 | 100.0 | Manufacture and sale of power supply equipment for electronic apparatuses |

(System solutions)

| | | | |
|---|---|---|---|
| NS Solutions Corporation | 12,952 | 72.2 | Engineering and consulting concerning computer systems |

(Services and others)

| | | | |
|---|---|---|---|
| Nittetsu Finance Co., Ltd. | 1,000 | 100.0 | Financing, debt factoring |
| Sunvenus Takarazuka Co., Ltd. | 775 | * 100.0 | Management of nursing homes for the elderly |
| Nittetsu Kagoshima Geothermal Co., Ltd. | 700 | 70.0 | Production and sale of geothermal steam for power generation |
| Nippon Steel International Finance PLC | US$10 million | 100.0 | Capital procurement and investment in the Euro market |
| Nippon Steel Southeast Asia Pte. Ltd. | Singapore$ 16 million | 100.0 | Investment in Asian business entities and information gathering |
| Nippon Steel Trading Co., Ltd. | 8,750 | * 39.1 | Sale and purchase of steel and nonferrous materials, machinery, raw materials and fuels |
| Kyushu Oil Company, Limited | 6,300 | 36.0 | Petroleum refining and sale of petroleum products |
| Tetra Co., Ltd. | 2,251 | * 22.9 | Execution of civil engineering, lease of block molds |
| Space World, Inc. | 2,000 | * 46.0 | Management of space-oriented training facilities, exhibition and leisure facilities |

Note: *Includes shares owned by subsidiaries

○ Progress of business integration

- On April 1, 2004, Nittetsu Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel, merged with Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd., each a wholly-owned subsidiary of Nittetsu Steel Sheet.
- On July 31, 2004, each of Nittetsu Steel Sheet Corporation, Nippon Steel Metal Products Co., Ltd. and Nittetsu Steel Pipe Co., Ltd., a consolidated subsidiary of Nippon Steel, is scheduled to become a wholly-owned subsidiary of Nippon Steel through share-for-share exchange with Nippon Steel.
- On October 1, 2003, Nippon Steel & Sumikin Stainless Steel Corporation was jointly established by Nippon Steel and Sumitomo Metal Industries, Ltd. by integrating both companies' stainless steel businesses by *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split).
- Nippon Steel Development Canada Ltd., a consolidated subsidiary of Nippon Steel, was omitted from the list because Nippon Steel Development Canada is under liquidation.
- Nittetsu Mining Co., Ltd., listed in the previous term, was omitted because Nittetsu Mining is no longer an affiliate of Nippon Steel accounted for by the equity method due to a decrease in the voting rights percentage of Nippon Steel, caused by the sale of the shares of Nittetsu Mining in the current term.
- Takasago Tekko K.K., listed in the previous term, was omitted because the company is no longer an important affiliate of Nippon Steel accounted for by the equity method due to its becoming an affiliate of Nippon Steel & Sumikin Stainless Steel Corporation accounted for by the equity method following the

establishment of Nippon Steel & Sumikin Stainless.

- On July 29, 2003, Nippon Steel Chemical Co., Ltd., a consolidated subsidiary of Nippon Steel, became a wholly-owned subsidiary of Nippon Steel. Nippon Steel Chemical subsequently increased its capital by ¥35 billion (wholly subscribed by Nippon Steel) and reduced its capital, and as a result the company's capital stock at the end of this term is ¥5 billion.
- Wacker NSCE Corporation, listed in the previous term, was omitted because the company is no longer an affiliate of Nippon Steel accounted for by the equity method due to the sale of all its shares held by Nippon Steel.

○ Results of business integrations

Consolidated subsidiaries totaled 259 (258 in the previous term) and affiliates accounted for by the equity method totaled 73 (86 in the previous term), including the important subsidiaries and affiliates listed above. Consolidated sales were ¥2,925.8 billion or a gain of ¥176.5 billion over the previous term, consolidated operating profit were ¥224.4 billion or a gain of ¥81.5 billion and consolidated ordinary profit were ¥172.8 billion or a gain of ¥103.9 billion. Consolidated net income was ¥41.5 billion or an increase of ¥93.2 billion over the net loss for the previous term.

**3. Situation after the Settlement of Accounts**

Nippon Steel resolved at its Board of Directors' meeting held on April 28, 2004 that Nippon Steel would make each of Nippon Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. its wholly-owned subsidiary as of July 31, 2004 through share-for-share exchange under the Commercial Code of Japan. NSC and each of Nippon Steel Sheet, Nippon Steel Pipe and Nippon Steel Metal Products entered into a share-for-share exchange agreement respectively. 1.095 Nippon Steel shares will be allocated to 1 Nippon Steel Sheet share, 0.646 Nippon Steel share to 1 Nippon Steel Pipe share and 1.679 Nippon Steel shares to 1 Nippon Steel Metal Products share (62,979,951 Nippon Steel shares held as treasury stock will be allocated in total). The share-for-share exchanges will be implemented without obtaining the approval of the meeting of shareholders of Nippon Steel according to the provision of Clause 1, Article 358 of the Commercial Code of Japan.

---

Note:

Figures indicating monetary values in this 79th Term Business Report are stated by discarding fractional amounts less than the nearest whole number.

**Notes to Non-Consolidated Balance Sheets and Statements of Income**

**I Notes to Accounting Standards**

1. Valuation basis and valuation method for securities: Securities of subsidiaries and affiliates are valued at cost as determined by the moving-average method; marketable securities are stated at fair value based on market price, etc. on the closing date (the difference in revaluation is included in shareholders' equity, and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost as determined by the moving-average method.
2. Valuation basis and valuation method for inventories: Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method, work in process at the lower of cost or market value with cost being determined by the specific-identification method, molds and rolls of supplies at the lower of cost or market value with cost being determined by the periodic-average method and other supplied at the lower of cost or market value with cost being determined by the first-in, first-out method.
3. The declining-balance method is adopted as the depreciation method for the tangible fixed assets. However, the depreciation method for buildings (excluding auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, are computed using the straight-line method.
4. The straight-line method is adopted as the depreciation method for the intangible fixed assets. For computer software purchased from third parties and software for which contracts have been concluded under which fees are payable by third parties, the straight-line method based on the software's internal estimated useful life (five years) is adopted.
5. Starting with the financial statements for the consolidated financial year ending March 31, 2004, it has become possible for Nippon Steel to adopt accounting standards for the impairment for fixed assets (Opinion Concerning the Establishment of Accounting Standards for the Impairment for Fixed Assets: Business Accounting Council, August 9, 2002) and Application Guidelines for Accounting Standards for the Impairment for Fixed Assets (Operating Guidelines for Business Accounting Standards, No. 6, October 31, 2003). In light of this, the company adopted the standards and guidelines in the current fiscal term. The effect of this adoption on the income before income taxes and minority interest was minus ¥34,283 million. The accumulated loss on the impairment for fixed assets was deducted directly from each asset value.
   To determine loss on the impairment for fixed assets, the individual business operations, as a rule, were divided into groups by business sector. For the valuation of accounts recoverable, fair sales value was compared with value in use. While fair sales value was primarily applied for idle real estates, value in use was mainly for the rest. For the assessment of fair sales value, the prevailing market price based on the publicly announced price was applied. For the discount rate in the calculation of value in use, the company's capital cost (7%) before income taxes was applied.
   As a result, loss on the impairment for fixed assets amounting to ¥34,283 million (¥3,451 million for buildings, ¥1,552 million for structures, ¥29,153 million for land, etc.) was posted as a special loss. Primary factors contributing to this loss were company-owned idle real estates in each business operation, which, amid the recent plunge in land prices, have suffered a widening gap between the carrying amount and the market value.
6. To provide for the future payment of retirement benefits to employees, the accrued pension and severance costs are provided for, based on the estimated payments as of the end of this non-consolidated term. The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years). The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years), starting with the following term of accrual.
7. The reserve for special repairs is calculated based on the past repairing experiences for large-scale repair of blast furnaces and hot blast stoves.
8. To provide for the loss involved in the guarantee of loans and others, the allowance for the loss for guarantee of loans is provided for, taking into account the financial conditions of the borrowers.
9. Nippon Steel applies the percentage-of-completion method in accounting for revenue relating to large-scale (contract amount of ¥3 billion or more) and long-term (construction period more than 12 months) construction contracts, and applies the completion-of-contract method for all other contracts. Revenues from construction contracts accounted for by the percentage-of-completion method are ¥39,733 million.

10 The tax effect accounting is applied with the aim of rationally making periodical collations of the amounts between the net income before income taxes and minority interests in the term and the income tax and thus posting more appropriate net income in the term.

11 The consumption tax and the local consumption tax are generally not included in revenues and expenses.

**II Notes to Balance Sheets and Statements of Income**

1. Unrealized gains on available-for-sale securities appropriated in the shareholders' equity is ¥116,644 million (net assets in the Enforcement Order of the Commercial Code of Japan, Article 124, No. 3).
2. Short-term loans for subsidiaries and affiliates are ¥95,481 million and long-term loans ¥5,572 million; short-term debts for subsidiaries and affiliates is ¥88,907 million and long-term debts ¥471 million. In the business transactions with subsidiaries and affiliates, sales to subsidiaries and affiliates is ¥401,641 million, and purchases from subsidiaries and affiliates ¥524,184 million. In the transactions with subsidiaries and affiliates other than business transactions, total income from transfer of assets to subsidiaries and affiliates is ¥82,676 million and total expenditures on transfer of assets from subsidiaries and affiliates ¥30,162 million.
3. Accumulated depreciation amounts deducted from tangible fixed assets are ¥3,926,412 million.
4. The assets pledged as collateral is ¥845 million.
5. The ending balance of guarantee of loans is ¥36,210 million, of which the substantial amount taking into account guarantee of loans undertaken by others is ¥31,920 million. The ending balance of the committed guarantee of loans is ¥47,313 million, of which the substantial amount taking into account the committed guarantee of loans undertaken by others is ¥43,887 million.
6. Prepaid pension costs are ¥76,861 million and accrued pension and severance costs ¥60,806 million (lump-sum retirement payment system; balance before deduction of employee retirement benefit trust involved in the system is ¥96,429 million). Balance of projected benefit obligations is ¥513,388 million, balance of plan assets ¥323,491 million, balance of employee retirement benefit trust ¥88,753 million (¥35,622 million for lump-sum retirement payment system and ¥53,130 million for the tax-qualified pension scheme), balance of unrealized prior service costs (minus) ¥12,030 million and balance of unrealized actuarial differences ¥129,229 million.

6. Reserve for special repairs and allowances for the loss on guarantees conform to those prescribed in Enforcement Order of the Commercial Code of Japan.
7. The net income per share in the term is ¥4.62.

# Financial Results

**Consolidated financial statements :**



**Non-consolidated financial statements :**

File No. 82-5175

# CONSOLIDATED BALANCE SHEETS

*NIPPON STEEL*

*As of March 31, 2004 and 2003*

| ASSETS | 2004 | 2003 |
|---|---|---|
| | Millions of yen | |
| **Current assets :** | | |
| Cash and bank deposits | 81,219 | 78,132 |
| Notes and accounts receivable-trade | 411,571 | 367,032 |
| Marketable securities | 1,019 | 996 |
| Inventories | 540,562 | 558,626 |
| Deferred tax assets | 40,322 | 21,143 |
| Other | 172,725 | 219,285 |
| Less: Allowance for doubtful accounts | (2,920) | (624) |
| **Total current assets** | 1,244,500 | 1,244,592 |
| **Fixed assets :** | | |
| Tangible fixed assets : | | |
| Buildings and structures | 460,197 | 499,710 |
| Machinery and equipment | 805,962 | 845,823 |
| Land | 327,557 | 357,885 |
| Construction in progress | 71,981 | 54,600 |
| | 1,665,698 | 1,758,019 |
| Intangible fixed assets : | | |
| Patents and utility rights | 5,574 | 5,264 |
| Software | 3,522 | 5,200 |
| Excess of cost over the underlying net equity of investments in subsidiaries and affiliates | 8,740 | - |
| | 17,837 | 10,464 |
| Investments and others : | | |
| Investments in securities, unconsolidated subsidiaries and affiliates | 660,872 | 533,405 |
| Deferred tax assets | 68,992 | 76,225 |
| Other | 62,672 | 184,764 |
| Less: Allowance for doubtful accounts | (14,656) | (50,296) |
| | 777,880 | 744,098 |
| **Total fixed assets** | 2,461,416 | 2,512,583 |
| **Total assets** | 3,705,917 | 3,757,175 |

| LIABILITIES | 2004 | Millions of yen<br>2003 |
|---|---|---|
| **Current liabilities :** | | |
| Notes and accounts payable - trade | 337,243 | 326,715 |
| Short-term loans and long-term loans due within one year | 396,094 | 701,210 |
| Commercial paper | 31,000 | 20,000 |
| Bonds due within one year | 50,000 | 40,112 |
| Convertible bonds due within one year | 98,729 | - |
| Accrued expenses | 239,068 | 254,463 |
| Other | 239,800 | 195,291 |
| **Total current liabilities** | 1,391,935 | 1,537,793 |
| **Long-term liabilities :** | | |
| Bonds and notes | 346,450 | 340,000 |
| Convertible bonds | - | 98,729 |
| Long-term loans | 637,882 | 667,942 |
| Deferred tax liabilities | 92,927 | 35,287 |
| Accrued pension and severance costs | 112,797 | 110,109 |
| Reserve for repairs to blast furnaces | 50,188 | 50,274 |
| Excess of the underlying net equity over cost of investments in subsidiaries and affiliates | - | 2,940 |
| Other | 38,005 | 40,110 |
| **Total long-term liabilities** | 1,278,252 | 1,345,393 |
| **Total liabilities** | 2,670,187 | 2,883,187 |
| **Minority interest in consolidated subsidiaries** | 97,148 | 84,545 |
| SHAREHOLDERS' EQUITY | | |
| **Common stock** | 419,524 | 419,524 |
| **Additional paid-in capital** | 105,850 | 105,518 |
| **Retained earnings** | 298,734 | 278,315 |
| **Unrealized gains on revaluation of land** | 12,191 | 6,621 |
| **Unrealized gains on available-for-sale securities** | 129,833 | 21,243 |
| **Foreign currency translation adjustments** | (20,500) | (20,958) |
| Less: Treasury stock, at cost | (7,051) | (20,822) |
| **Total shareholders' equity** | 938,581 | 789,443 |
| **Total liabilities and shareholders' equity** | 3,705,917 | 3,757,175 |

# CONSOLIDATED STATEMENTS OF INCOME

*NIPPON STEEL*

*Years ended March 31, 2004 and 2003*

| | Millions of yen | |
|---|---|---|
| | 2004 | 2003 |
| **Operating revenues :** | | |
| Net sales | 2,925,878 | 2,749,306 |
| **Operating costs and expenses :** | | |
| Cost of sales | 2,443,188 | 2,351,028 |
| Selling, general and administrative expenses | 258,215 | 255,316 |
| | 2,701,403 | 2,606,344 |
| **Operating profit** | 224,475 | 142,961 |
| **Non-operating profit and loss :** | | |
| Non-operating profit : | | |
| Interest and dividend income | 6,099 | 5,526 |
| Equity in net income of unconsolidated subsidiaries and affiliates | 11,854 | - |
| Miscellaneous | 8,605 | 12,437 |
| | 26,559 | 17,963 |
| Non-operating loss : | | |
| Interest expenses | 23,798 | 29,186 |
| Equity in net loss of unconsolidated subsidiaries and affiliates | - | 20,418 |
| Miscellaneous | 54,385 | 42,439 |
| | 78,183 | 92,045 |
| **Ordinary profit** | 172,851 | 68,879 |
| **Special profit and loss :** | | |
| Special profit : | | |
| Gain on sales of tangible fixed assets | 514 | 7,666 |
| Gain on sales of investments in securities and investments in subsidiaries and affiliates | - | 26,381 |
| | 514 | 34,047 |
| Special loss : | | |
| Loss on disposal of tangible fixed assets and other assets | 2,869 | 12,389 |
| Loss on impairment for fixed assets | 60,055 | - |
| Loss on sales of investments in subsidiaries and affiliates | 3,698 | - |
| Loss on valuation of investments in securities | 2,823 | 45,433 |
| Special retirement allowances for voluntary retirement | 10,777 | 9,922 |
| Amortization of transition obligation in respect of the new accounting standard for retirement benefits | 4,384 | 4,669 |
| Industrial water obligation fee | 3,649 | - |
| Allowance for doubtful accounts | - | 40,061 |
| Loss on accidents at works | 4,377 | - |
| Loss on the integration of stainless-steel business | 6,492 | - |
| Loss on relinquishment of entrusted portion of the pension fund | 595 | 302 |
| Loss on business restructuring | - | 19,185 |
| Loss on valuation of real estate for sale | - | 8,349 |
| | 99,723 | 140,313 |
| **Income(loss) before income taxes and minority interest** | 73,642 | (37,386) |
| Income taxes - current | 56,096 | 17,968 |
| Income taxes - deferred | (29,500) | (8,712) |
| Minority interest in net income (loss) of consolidated subsidiaries | 5,531 | 5,044 |
| **Net income (loss)** | 41,515 | (51,686) |

File No. 82-5175

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

*NIPPON STEEL*

*Years ended March 31, 2004 and 2003*

| | Common stock | Additional paid-in capital | Retained earnings |
|---|---|---|---|
| | | | Millions of yen |
| **Balance at March 31, 2002** | 419,524 | 105,518 | 338,565 |
| Net loss for the year ended March 31,2003 | - | - | (51,686) |
| Increase due to the change in the number of consolidated companies | - | - | 658 |
| Cash dividends | - | - | (10,210) |
| Directors' and corporate auditors' bonuses | - | - | (97) |
| Other | - | - | 1,086 |
| **Balance at March 31, 2003** | 419,524 | 105,518 | 278,315 |
| Net income for the year ended March 31,2004 | - | - | 41,515 |
| Increase due to the change in the number of consolidated companies | - | - | (5,442) |
| Cash dividends | - | - | (9,991) |
| Directors' and corporate auditors' bonuses | - | - | (92) |
| Other | - | 331 | (5,569) |
| **Balance at March 31, 2004** | 419,524 | 105,850 | 298,734 |

File No. 82-5175

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*NIPPON STEEL*

*Years ended March 31, 2004 and 2003*

| | 2004 | 2003 |
|---|---|---|
| | | Millions of yen |
| **Cash flows from operating activities :** | | |
| Income(loss) before income taxes and minority interest | 73,642 | (37,386) |
| Adjustments to reconcile net income to net cash provided by operating activities : | | |
| Depreciation and amortization | 183,510 | 196,653 |
| Interest and dividend income (accrual basis) | (6,099) | (5,526) |
| Interest expenses (accrual basis) | 23,798 | 29,186 |
| Exchange losses(gains) on foreign currency transactions | 3,166 | 7,262 |
| Amortization of excess of the cost over underlying net equity of investments in subsidiaries and affiliates | 1,744 | (1,423) |
| Equity in net loss(income) of unconsolidated subsidiaries and affiliates | (11,854) | 20,418 |
| Gain on sales of investments in securities | 5,828 | (27,466) |
| Loss on valuation of investments in securities | 2,526 | 44,460 |
| Amortization of transition obligation in respect of new accounting standard for retirement benefits | 4,384 | 4,669 |
| Loss on impairment for fixed assets | 60,055 | - |
| Loss on the integration of stainless-steel business | 6,492 | - |
| Loss on restructuring of subsidiary's business structures | - | 19,185 |
| Loss on valuation of real estate for sale | - | 8,349 |
| Loss on disposal of tangible and intangible fixed assets | 10,713 | 24,216 |
| Gain on sales of tangible and intangible fixed assets | - | (7,487) |
| Changes in allowance for doubtful accounts | 4,237 | 38,843 |
| Changes in notes and accounts receivable-trade | (40,095) | 39,734 |
| Changes in inventories | 26,740 | 24,274 |
| Changes in notes and accounts payable-trade | 7,661 | 6,262 |
| Other | (35,191) | (7,532) |
| Interest and dividend income (cash basis) | 7,699 | 6,828 |
| Interest expenses (cash basis) | (23,928) | (29,038) |
| Income taxes (cash basis) | (17,010) | (19,980) |
| **Net cash provided by operating activities** | 288,021 | 334,502 |
| **Cash flows from investing activities :** | | |
| Acquisition of investments in securities | (3,655) | (42,187) |
| Proceeds from sales of investments in securities | 51,905 | 63,458 |
| Acquisition of tangible and intangible fixed assets | (155,729) | (206,671) |
| Proceeds from sales of tangible and intangible fixed assets | 24,545 | 23,261 |
| Other | 134,830 | 15,050 |
| **Net cash used in investing activities** | 51,897 | (147,088) |
| **Cash flows from financing activities :** | | |
| Payments for purchase of treasury stock | - | (19,374) |
| Net decrease(increase) in short-term loans | (253,846) | (81,844) |
| Net increase(decrease) in commercial paper | 11,000 | (96,000) |
| Proceeds from long-term loans | 88,730 | 138,557 |
| Payments of long-term loans | (189,834) | (86,183) |
| Proceeds from issuance of bonds and notes | 56,246 | 94,568 |
| Redemption of bonds and notes | (40,112) | (113,100) |
| Cash dividends | (9,991) | (10,210) |
| Proceeds from issuance of common stock to minority shareholders | - | 12,276 |
| Other | 5,455 | (15,693) |
| **Net cash used in financing activities** | (332,353) | (177,003) |
| **Effect of exchange rate changes on cash and cash equivalents** | (1,949) | (7,540) |
| **Net increase(decrease) in cash and cash equivalents** | 5,615 | 2,869 |
| **Cash and cash equivalents at the beginning of the year** | 76,603 | 74,194 |
| Increase(decrease) from the change in companies consolidated | (1,825) | (460) |
| Cash and cash equivalents at the end of the year | 80,393 | 76,603 |

File No. 82-5175

# CONSOLIDATED SEGMENT INFORMATION

*NIPPON STEEL*

*Years ended March 31, 2004 and 2003*

| | 2004 | 2003 |
|---|---|---|
| | | Millions of yen |
| Sales | | |
| Steelmaking and steel fabrication | | |
| Customers | **2,127,949** | 1,941,907 |
| Intersegment | **28,997** | 38,902 |
| Total Sales | **2,156,946** | 1,980,809 |
| Engineering and construction | | |
| Customers | **246,440** | 247,456 |
| Intersegment | **46,697** | 27,447 |
| Total Sales | **293,137** | 274,903 |
| Urban development | | |
| Customers | **114,241** | 97,119 |
| Intersegment | **6,570** | 8,069 |
| Total Sales | **120,811** | 105,188 |
| Chemicals and nonferrous materials | | |
| Customers | **244,579** | 265,266 |
| Intersegment | **31,217** | 80,966 |
| Total Sales | **275,797** | 346,232 |
| System solutions | | |
| Customers | **124,998** | 125,526 |
| Intersegment | **25,851** | 27,616 |
| Total Sales | **150,850** | 153,143 |
| Other businesses | | |
| Customers | **67,669** | 72,029 |
| Intersegment | **5,945** | 7,029 |
| Total Sales | **73,615** | 79,059 |
| Elimination of intersegment transactions | **(145,280)** | (190,031) |
| **Consolidated total** | **2,925,878** | 2,749,306 |
| **Operating profit (loss)** | | |
| Steelmaking and steel fabrication | **189,717** | 112,816 |
| Engineering and construction | **4,359** | 2,460 |
| Urban development | **13,526** | 4,469 |
| Chemicals and nonferrous materials | **12,667** | 13,458 |
| System solutions | **9,182** | 9,776 |
| Other businesses | **(4,310)** | (2,115) |
| Elimination of intersegment transactions | **(668)** | 2,135 |
| **Consolidated total** | **224,475** | 142,961 |

| | 2004 | 2003 |
|---|---|---|
| | | Millions of yen |
| *Identifiable assets* | | |
| Steelmaking and steel fabrication | **2,931,098** | 2,813,843 |
| Engineering and construction | **206,113** | 216,367 |
| Urban development | **160,394** | 186,962 |
| Chemicals and nonferrous materials | **281,847** | 292,937 |
| System solutions | **93,213** | 97,482 |
| Other businesses | **205,796** | 353,667 |
| *Elimination of intersegment transactions* | **(172,544)** | (204,086) |
| **Consolidated total** | **3,705,917** | 3,757,175 |
| **Depreciation of identifiable assets** | | |
| Steelmaking and steel fabrication | **153,923** | 163,644 |
| Engineering and construction | **2,472** | 1,914 |
| Urban development | **2,409** | 2,509 |
| Chemicals and nonferrous materials | **11,853** | 13,416 |
| System solutions | **1,240** | 1,282 |
| Other businesses | **12,051** | 14,255 |
| Elimination of intersegment transactions | **(440)** | (369) |
| **Consolidated total** | **183,510** | 196,653 |
| ***Loss on impairment for identifiable assets*** | | |
| Steelmaking and steel fabrication | **30,977** | - |
| Engineering and construction | **-** | - |
| Urban development | **14,788** | - |
| Chemicals and nonferrous materials | **1,455** | - |
| System solutions | **-** | - |
| Other businesses | **12,833** | - |
| Elimination of intersegment transactions | **-** | - |
| **Consolidated total** | **60,055** | - |
| **Capital expenditure for identifiable assets** | | |
| Steelmaking and steel fabrication | **141,477** | 125,765 |
| Engineering and construction | **1,851** | 2,180 |
| Urban development | **1,320** | 2,533 |
| Chemicals and nonferrous materials | **9,219** | 12,066 |
| System solutions | **1,437** | 1,097 |
| Other businesses | **1,805** | 22,804 |
| Elimination of intersegment transactions | **(7,519)** | (3,131) |
| **Consolidated total** | **149,593** | 163,318 |

# NON-CONSOLIDATED BALANCE SHEETS

*NIPPON STEEL Corporation*

*As of March 31, 2004 and 2003*

| ASSETS | 2004 | 2003 |
|---|---|---|
| | | Millions of yen |
| **Current assets :** | | |
| Cash and bank deposits | **17,188** | 7,278 |
| Notes and accounts receivable-trade | **201,386** | 168,917 |
| Inventories | **338,101** | 376,752 |
| Deferred tax assets | **19,600** | 2,400 |
| Other | **170,673** | 186,086 |
| Less: Allowance for doubtful accounts | **(2,682)** | (1,248) |
| **Total current assets** | **744,269** | 740,187 |
| **Fixed assets :** | | |
| Tangible fixed assets : | | |
| Buildings and structures | **278,700** | 305,278 |
| Machinery and equipment | **589,662** | 643,902 |
| Land | **201,257** | 231,316 |
| Construction in progress | **61,595** | 47,956 |
| | **1,131,215** | 1,228,455 |
| Intangible fixed assets : | | |
| Patents and utility rights | **1,457** | 1,274 |
| Software | **429** | 2,233 |
| | **1,887** | 3,507 |
| Investments and others : | | |
| Investments in securities, unconsolidated subsidiaries and affiliates | **748,075** | 558,943 |
| Deferred tax assets | **-** | 9,500 |
| Other | **31,034** | 56,342 |
| Less: Allowance for doubtful accounts | **(4,127)** | (8,238) |
| | **774,982** | 616,547 |
| **Total fixed assets** | **1,908,084** | 1,848,510 |
| **Total assets** | **2,652,353** | 2,588,698 |

| LIABILITIES | 2004 | 2003 |
|---|---|---|
| | | Millions of yen |
| **Current liabilities :** | | |
| Notes and accounts payable - trade | **164,697** | 161,459 |
| Short-term loans and long-term loans due within one year | **106,776** | 225,646 |
| Commercial paper | **31,000** | 20,000 |
| Bonds due within one year | **50,000** | 30,000 |
| Convertible bonds due within one year | **98,729** | - |
| Accrued expenses | **230,106** | 253,141 |
| Other | **128,776** | 91,219 |
| **Total current liabilities** | **810,085** | 781,466 |
| **Long-term liabilities :** | | |
| Bonds and notes | **330,000** | 340,000 |
| Convertible bonds | **-** | 98,729 |
| Long-term loans | **459,367** | 473,834 |
| Deferred tax liabilities | **57,300** | - |
| Accrued pension and severance costs | **60,806** | 67,952 |
| Reserve for repairs to blast furnaces | **48,147** | 48,385 |
| Other | **41,546** | 64,558 |
| ***Total long-term liabilities*** | **997,168** | 1,093,459 |
| **Total liabilities** | **1,807,254** | 1,874,926 |
| SHAREHOLDERS' EQUITY | | |
| **Common stock** | **419,524** | 419,524 |
| **Capital surplus** | **105,820** | 105,518 |
| **Retained earnings :** | | |
| Special tax-purpose reserve | **98,321** | 101,432 |
| Unappropriated retained earnings | **110,955** | 86,652 |
| | **209,277** | 188,085 |
| ***Unrealized gains on available-for-sale securities*** | **116,644** | 20,039 |
| Less: Treasury stock, at cost | **(6,167)** | (19,395) |
| **Total shareholders' equity** | **845,099** | 713,772 |
| **Total liabilities and shareholders' equity** | **2,652,353** | 2,588,698 |

# NON-CONSOLIDATED STATEMENTS OF INCOME

*NIPPON STEEL Corporation*

*Years ended March 31, 2004 and 2003*

| | | Millions of yen |
|---|---|---|
| | 2004 | 2003 |
| **Operating revenues :** | | |
| Net sales | **1,861,829** | 1,789,706 |
| **Operating costs and expenses :** | | |
| Cost of sales | **1,535,676** | 1,537,331 |
| Selling, general and administrative expenses | **163,185** | 160,095 |
| | **1,698,862** | 1,697,426 |
| **Operating profit** | **162,966** | 92,279 |
| **Non-operating profit and loss :** | | |
| Non-operating profit : | | |
| Interest and dividend income | **8,541** | 10,085 |
| Miscellaneous | **6,675** | 6,608 |
| | **15,216** | 16,694 |
| Non-operating loss : | | |
| Interest expenses | **17,776** | 21,996 |
| Miscellaneous | **42,728** | 38,618 |
| | **60,504** | 60,614 |
| **Ordinary profit** | **117,678** | 48,359 |
| **Special profit and loss :** | | |
| Special profit : | | |
| Gain on sales of tangible fixed assets | **-** | 6,588 |
| Gain on sales of investments in securities and investments in subsidiaries and affiliates | **5,714** | 24,357 |
| | **5,714** | 30,946 |
| Special loss : | | |
| Loss on disposal of tangible fixed assets and other assets | **820** | - |
| Loss on impairment for fixed assets | **34,283** | - |
| Loss on valuation of investments in securities | **2,204** | 41,295 |
| Special retirement allowances for voluntary retirement | **7,933** | 7,957 |
| Industrial water obligation fee | **3,649** | - |
| Loss on accidents at works | **4,377** | - |
| Loss on the integration of stainless-steel business | **6,492** | - |
| Provision for allowance for loss on guarantees | **12,346** | 61,300 |
| | **72,109** | 110,553 |
| **Income(loss) before income taxes** | **51,284** | (31,247) |
| Income taxes - current | **37,500** | 900 |
| Income taxes - deferred | **(17,400)** | (11,700) |
| **Net income (loss)** | **31,184** | (20,447) |